UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2024 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 31, 2024

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone:	+81-3-6838-6101
Trading Accounts: Established
Commencement of Dividend Payment (scheduled): -
Supplementary Materials on Quarterly Results: Attached
IR Conference on Quarterly Results: Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2024 (for the three months ended June 30, 2024)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2024	2,380,899	28.0	354,383	20.4	289,300	17.9
1Q F2023	1,858,873	50.5	294,197	44.0	245,192	53.9

Note:	Comprehensive Income: 1Q F2024: ¥232,053 million, (50.3)%; 1Q F2023: ¥467,256 million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2024	114.14	114.14
1Q F2023	96.75	96.74

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2024	292,302,385	10,402,313	3.5
Fiscal 2023	278,672,151	10,312,135	3.6

Reference:	Own Capital: As of June 30, 2024: ¥10,322,753 million; As of March 31, 2024: ¥10,232,538 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2023	—	50.00	—	55.00	105.00
Fiscal 2024	—
Fiscal 2024 (estimate)		57.50	—	57.50	115.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2024 (for the fiscal year ending March 31, 2025)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2024 H1	—	—	—
Fiscal 2024	750,000	10.4	295.78

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2024: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during 1Q and the number of outstanding shares (excluding treasury stock and others) as of June 30, 2024 (which is used as a proxy for the average number of outstanding shares during 2Q-4Q).

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i	Changes in accounting policies due to revisions of accounting standards: No

ii	Changes in accounting policies other than i above: No

iii	Changes in accounting estimates: No

iv	Restatements: No

(4) Issued Shares of Common Stock

i Period-end issued shares (including treasury stock):	As of June 30, 2024	2,539,249,894 shares	As of March 31, 2024	2,539,249,894 shares
ii Period-end treasury stock:	As of June 30, 2024	4,333,434 shares	As of March 31, 2024	4,739,805 shares
iii Average outstanding shares (first quarter):	1Q Fiscal 2024	2,534,589,882 shares	1Q Fiscal 2023	2,534,288,787 shares

Review of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: No

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Notes regarding Consolidated Financial Statements	p.1-7
(Matters Related to the Assumption of Going Concern)
(Significant Changes in the Amount of Shareholders’ Equity)
(Business Segments Information)
(Consolidated Statement of Cash Flows)
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2024

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

The subject matter is described in the “FY24 Q1 Financial Results” disclosed on July 31, 2024 (Wednesday), which is available on our web page at https://www.mizuhogroup.com/investors/financial-information/financial-statements.

The information is posted under the Financial Statements (under Japanese GAAP) of Mizuho Financial Group, FY2024, First Quarter, on the above web page.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2024	As of June 30, 2024
Assets
Cash and Due from Banks	¥72,968,900	¥72,167,129
Call Loans and Bills Purchased	1,259,964	1,256,765
Receivables under Resale Agreements	20,533,096	23,150,381
Guarantee Deposits Paid under Securities Borrowing Transactions	2,357,463	2,238,013
Other Debt Purchased	4,174,891	4,252,907
Trading Assets	21,381,444	25,301,776
Money Held in Trust	583,647	633,462
Securities	38,245,422	41,115,826
Loans and Bills Discounted	92,778,781	95,943,187
Foreign Exchange Assets	2,259,701	2,318,840
Derivatives other than for Trading Assets	2,606,667	3,558,080
Other Assets	7,364,363	7,471,093
Tangible Fixed Assets	1,139,470	1,113,898
Intangible Fixed Assets	725,142	751,791
Net Defined Benefit Asset	847,116	865,243
Deferred Tax Assets	135,428	221,200
Customers’ Liabilities for Acceptances and Guarantees	10,098,502	10,735,653
Reserves for Possible Losses on Loans	(787,848)	(792,859)
Reserve for Possible Losses on Investments	(4)	(5)

Total Assets	¥278,672,151	¥292,302,385

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2024	As of June 30, 2024
Liabilities
Deposits	¥159,854,668	¥158,130,732
Negotiable Certificates of Deposit	11,590,532	12,841,633
Call Money and Bills Sold	1,660,682	2,658,635
Payables under Repurchase Agreements	38,103,216	43,638,794
Guarantee Deposits Received under Securities Lending Transactions	1,306,422	1,159,725
Commercial Paper	1,165,988	1,353,856
Trading Liabilities	13,836,028	16,340,409
Borrowed Money	5,449,852	5,466,830
Foreign Exchange Liabilities	900,034	1,060,584
Short-term Bonds	565,736	680,649
Bonds and Notes	11,999,712	12,675,584
Due to Trust Accounts	983,877	1,039,701
Derivatives other than for Trading Liabilities	3,818,518	5,257,695
Other Liabilities	6,618,151	8,566,200
Reserve for Bonus Payments	185,977	76,836
Reserve for Variable Compensation	2,527	2,760
Net Defined Benefit Liability	67,151	67,098
Reserve for Director and Corporate Auditor Retirement Benefits	541	402
Reserve for Possible Losses on Sales of Loans	8,645	9,440
Reserve for Contingencies	19,321	23,474
Reserve for Reimbursement of Deposits	10,378	9,272
Reserve for Reimbursement of Debentures	25,125	24,478
Reserves under Special Laws	3,781	3,772
Deferred Tax Liabilities	27,058	29,426
Deferred Tax Liabilities for Revaluation Reserve for Land	57,583	46,421
Acceptances and Guarantees	10,098,502	10,735,653

Total Liabilities	¥268,360,016	¥281,900,071

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,731
Retained Earnings	5,538,891	5,713,873
Treasury Stock	(9,402)	(8,754)

Total Shareholders’ Equity	8,915,987	9,091,617

Net Unrealized Gains (Losses) on Other Securities	929,815	785,018
Deferred Gains (Losses) on Hedges	(298,280)	(333,727)
Revaluation Reserve for Land	126,879	101,589
Foreign Currency Translation Adjustments	344,250	471,818
Remeasurements of Defined Benefit Plans	214,337	207,096
Own Credit Risk Adjustments, Net of Tax	(452)	(658)

Total Accumulated Other Comprehensive Income	1,316,550	1,231,136

Stock Acquisition Rights	5	5
Non-controlling Interests	79,591	79,555

Total Net Assets	10,312,135	10,402,313

Total Liabilities and Net Assets	¥278,672,151	¥292,302,385

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Ordinary Income	¥1,858,873	¥2,380,899
Interest Income	1,293,614	1,621,462
Interest on Loans and Bills Discounted	664,178	741,308
Interest and Dividends on Securities	117,802	205,024
Fiduciary Income	14,728	14,822
Fee and Commission Income	221,014	254,512
Trading Income	118,292	268,315
Other Operating Income	111,762	109,808
Other Ordinary Income	99,461	111,977
Ordinary Expenses	1,564,676	2,026,516
Interest Expenses	1,075,918	1,389,987
Interest on Deposits	388,963	472,961
Fee and Commission Expenses	49,824	53,624
Trading Expenses	714	—
Other Operating Expenses	18,675	80,166
General and Administrative Expenses	384,670	451,707
Other Ordinary Expenses	34,871	51,029

Ordinary Profits	294,197	354,383

Extraordinary Gains	20,018	45,567
Extraordinary Losses	641	2,565

Income before Income Taxes	313,574	397,386

Income Taxes:
Current	68,068	119,545
Deferred	(838)	(12,463)

Total Income Taxes	67,230	107,081

Profit	246,344	290,304

Profit Attributable to Non-controlling Interests	1,151	1,003

Profit Attributable to Owners of Parent	¥245,192	¥289,300

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Profit	¥246,344	¥290,304
Other Comprehensive Income (Losses)	220,912	(58,250)
Net Unrealized Gains (Losses) on Other Securities	141,921	(143,998)
Deferred Gains (Losses) on Hedges	(18,111)	(35,059)
Foreign Currency Translation Adjustments	110,977	119,705
Remeasurements of Defined Benefit Plans	(16,483)	(7,092)
Own Credit Risk Adjustments, Net of Tax	(158)	(206)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	2,767	8,400

Comprehensive Income	467,256	232,053

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	465,468	229,176
Comprehensive Income Attributable to Non-controlling Interests	1,788	2,876

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Mizuho Financial Group, Inc.

(3) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Significant Changes in the Amount of Shareholders’ Equity)

There is no applicable information.

(Business Segments Information)

1.  Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

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Mizuho Financial Group, Inc.

2.  Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, and Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others by reportable segment

For the three months ended June 30, 2023

						(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	164,598	111,373	168,438	140,248	13,537	33,879	632,073
General and Administrative Expenses (excluding Non-Recurring Losses and others)	156,591	53,704	86,957	75,793	8,495	10,086	391,626
Equity in Income from Investments in Affiliates	1,835	1,419	7,268	—	(440)	368	10,450
Amortization of Goodwill and others	1	203	216	—	1,618	61	2,099
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	9,841	58,885	88,533	64,455	2,984	24,100	248,798

Notes:

 1. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥17,795 million, of which ¥17,329 million is included in the GMC.

2. “Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
3. Following the change in allocation method for transactions between each segment and “Others” made in April 2024, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2024

						(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	177,384	134,312	191,310	216,534	14,798	41,951	776,289
General and Administrative Expenses (excluding Non-Recurring Losses and others)	172,173	58,840	108,830	87,549	8,963	19,687	456,042
Equity in Income from Investments in Affiliates	2,062	2,176	6,930	—	195	841	12,204
Amortization of Goodwill and others	1	206	1,593	—	1,529	355	3,684
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	7,272	77,442	87,817	128,985	4,501	22,750	328,767

Notes:

 1. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥31,146 million, of which ¥31,728 million is included in the GMC.

2. “Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

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Mizuho Financial Group, Inc.

3. The difference between the total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others derived from internal management reporting are different from Income before Income Taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2023 and 2024, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	248,798	328,767
General and Administrative Expenses (Non-Recurring Losses)	9,055	8,019
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(4,647)	(7,290)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	31,997	5,841
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	5,255	14,097
Net Extraordinary Gains (Losses)	19,377	43,002
Others	3,738	4,949

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	313,574	397,386

(Consolidated Statement of Cash Flows)

We have not prepared Quarterly Consolidated Statement of Cash Flows for the three months ended June 30, 2024. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2023 and 2024 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2023	For the three months ended June 30, 2024
Depreciation	40,236	47,322
Amortization of Goodwill	947	1,910

1-9

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2024

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2024	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

5. Status of Deposits and Loans	NON		2- 11

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 13
Comparison of Non-Consolidated Statements of Income (selected items)	2- 14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2024

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2024		First Quarter of Fiscal 2023
			Change
Consolidated Gross Profits	1	745.1	130.8	614.2
Net Interest Income	2	231.4	13.7	217.6
Fiduciary Income	3	14.8	0.0	14.7
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	200.8	29.6	171.1
Net Trading Income	6	268.3	150.7	117.5
Net Other Operating Income	7	29.6	(63.4)	93.0
General and Administrative Expenses	8	(451.7)	(67.0)	(384.6)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(7.2)	(2.6)	(4.6)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	5.8	(26.1)	31.9
Net Gains (Losses) related to Stocks	11	45.2	22.1	23.0
Equity in Income from Investments in Affiliates	12	12.2	1.7	10.4
Other	13	4.9	1.2	3.7

Ordinary Profits	14	354.3	60.1	294.1

Net Extraordinary Gains (Losses)	15	43.0	23.6	19.3
Income before Income Taxes	16	397.3	83.8	313.5
Income Taxes	17	(107.0)	(39.8)	(67.2)
Profit	18	290.3	43.9	246.3
Profit Attributable to Non-controlling Interests	19	(1.0)	0.1	(1.1)

Profit Attributable to Owners of Parent	20	289.3	44.1	245.1

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(1.4)	(28.7)	27.3

Credit-related Costs [21]  =    Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	297.6	66.6	231.0

Consolidated Net Business Profits [22] =   Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	221	32	189
Number of affiliates under the equity method	24	26	2	24

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2024				First Quarter of Fiscal 2023
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	429.6	24.5	454.1	90.9	363.1
Net Interest Income	2	244.8	5.2	250.1	35.1	215.0
Fiduciary Income	3		14.9	14.9	0.1	14.8
Trust Fees for Jointly Operated Designated Money Trust	4		0.7	0.7	(0.2)	0.9
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	88.5	4.3	92.8	5.8	86.9
Net Trading Income	7	54.6		54.6	59.2	(4.5)
Net Other Operating Income	8	41.5	(0.0)	41.5	(9.3)	50.9
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(227.3)	(22.4)	(249.7)	(29.3)	(220.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	202.3	2.1	204.4	61.6	142.8
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	168.1	2.1	170.2	25.9	144.2
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	164.4	2.1	166.5	27.3	139.2

Reversal of (Provision for) General Reserve for Losses on Loans	13	—	—	—	—	—

Net Business Profits	14	202.3	2.1	204.4	61.6	142.8
Net Gains (Losses) related to Bonds	15	34.2	—	34.2	35.6	(1.4)

Net Non-Recurring Gains (Losses)	16	51.2	3.5	54.8	(11.9)	66.7
Net Gains (Losses) related to Stocks	17	43.5	1.5	45.1	25.0	20.0
Expenses related to Portfolio Problems	18	(8.2)	—	(8.2)	(4.0)	(4.2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	6.7	0.0	6.7	(28.4)	35.1
Other	20	9.2	1.9	11.2	(4.5)	15.7

Ordinary Profits	21	253.6	5.6	259.3	49.7	209.5

Net Extraordinary Gains (Losses)	22	40.8	0.6	41.5	21.9	19.5
Income before Income Taxes	23	294.5	6.3	300.8	71.6	229.1
Income Taxes	24	(80.1)	(1.9)	(82.0)	(19.1)	(62.9)

Net Income	25	214.3	4.4	218.7	52.5	166.2

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[11]=Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(1.5)	0.0	(1.4)	(32.4)	30.9

Credit-related Costs [26] =   Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	9.0	0.0	9.0	(0.2)	9.2
Losses on Write-offs of Loans	29	(0.0)	—	(0.0)	3.4	(3.5)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(8.2)	0.0	(8.2)	(28.5)	20.2
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	2.4	—	2.4	(1.9)	4.3
Reversal of (Provision for) Reserve for Contingencies	32	(4.5)	—	(4.5)	(5.1)	0.6
Other (including Losses on Sales of Loans)	33	(0.1)	—	(0.1)	(0.0)	(0.1)
Total	34	(1.5)	0.0	(1.4)	(32.4)	30.9

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2024	Change	First Quarter of Fiscal 2023
Net Gains (Losses) related to Stocks	45.2	22.1	23.0
Gains on Sales	85.3	41.4	43.8
Losses on Sales	(38.4)	(29.5)	(8.8)
Impairment (Devaluation)	(2.1)	(0.2)	(1.8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	0.5	10.5	(10.0)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2024	Change	First Quarter of Fiscal 2023
Net Gains (Losses) related to Stocks	45.1	25.0	20.0
Gains on Sales	81.8	43.3	38.5
Losses on Sales	(36.7)	(28.5)	(8.2)
Impairment (Devaluation)	(0.5)	(0.2)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	0.5	10.5	(10.0)

Mizuho Bank
	First Quarter of Fiscal 2024	Change	First Quarter of Fiscal 2023
Net Gains (Losses) related to Stocks	43.5	24.2	19.3
Gains on Sales	80.2	42.3	37.8
Losses on Sales	(36.7)	(28.4)	(8.2)
Impairment (Devaluation)	(0.4)	(0.2)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	0.5	10.5	(10.0)

Mizuho Trust & Banking
	First Quarter of Fiscal 2024	Change	First Quarter of Fiscal 2023
Net Gains (Losses) related to Stocks	1.5	0.8	0.7
Gains on Sales	1.6	0.9	0.7
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment (Devaluation)	(0.0)	(0.0)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2024				As of March 31, 2024
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	35,046.5	1,124.2	2,249.1	1,124.8	32,731.5	1,326.8	2,339.3	1,012.5
Japanese Stocks	3,088.9	2,186.1	2,191.4	5.2	3,102.6	2,185.7	2,190.4	4.7
Japanese Bonds	16,341.1	(51.6)	10.4	62.0	14,366.3	(28.5)	18.1	46.6
Japanese Government Bonds	13,105.3	0.2	2.7	2.4	10,974.3	6.2	9.3	3.0
Other	15,616.4	(1,010.2)	47.2	1,057.4	15,262.4	(830.3)	130.8	961.1
Foreign Bonds	13,220.0	(833.1)	8.6	841.7	12,293.4	(711.6)	20.3	731.9

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of June 30, 2024 and March 31, 2024 are ¥237.8 billion (Foreign Bonds ¥244.9 billion and Japanese Government Bonds ¥(1.1) billion) and ¥181.7 billion (Foreign Bonds ¥218.1 billion and Japanese Government Bonds ¥(6.0) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of June 30, 2024 and March 31, 2024 are ¥1,362.1 billion (Foreign Bonds ¥(588.1) billion and Japanese Government Bonds ¥(0.8) billion) and ¥1,508.6 billion (Foreign Bonds ¥(493.5) billion and Japanese Government Bonds ¥0.2 billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of June 30, 2024 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,551.9	(221.8)	5.9	227.8	4,045.1	(182.2)	8.7	190.9

2-4

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	33,899.9	924.9	2,048.3	1,123.3	31,711.5	1,126.3	2,137.6	1,011.2
Japanese Stocks	2,824.9	1,990.2	1,994.1	3.9	2,836.6	1,988.7	1,992.3	3.6
Japanese Bonds	16,227.5	(51.9)	10.0	61.9	14,252.0	(29.0)	17.5	46.6
Japanese Government Bonds	13,094.3	0.2	2.7	2.4	10,963.3	6.2	9.3	3.0
Other	14,847.4	(1,013.2)	44.1	1,057.4	14,622.7	(833.3)	127.7	961.0
Foreign Bonds	12,569.3	(835.0)	6.7	841.7	11,723.0	(712.9)	18.9	731.8
MHTB
Other Securities	234.6	113.7	115.1	1.3	239.6	116.5	117.6	1.0
Japanese Stocks	169.0	113.0	114.3	1.2	172.6	115.5	116.6	1.0
Japanese Bonds	60.5	0.2	0.3	0.0	61.7	0.3	0.4	0.0
Japanese Government Bonds	—	—	—	—	—	—	—	—
Other	4.9	0.5	0.5	0.0	5.2	0.6	0.6	0.0
Foreign Bonds	—	—	—	—	—	—	—	—
Total
Other Securities	34,134.6	1,038.7	2,163.5	1,124.7	31,951.1	1,242.8	2,255.2	1,012.3
Japanese Stocks	2,994.0	2,103.2	2,108.4	5.2	3,009.3	2,104.2	2,108.9	4.6
Japanese Bonds	16,288.1	(51.6)	10.3	62.0	14,313.7	(28.6)	17.9	46.6
Japanese Government Bonds	13,094.3	0.2	2.7	2.4	10,963.3	6.2	9.3	3.0
Other	14,852.4	(1,012.7)	44.6	1,057.4	14,627.9	(832.7)	128.3	961.0
Foreign Bonds	12,569.3	(835.0)	6.7	841.7	11,723.0	(712.9)	18.9	731.8

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of June 30, 2024 and March 31, 2024 are ¥237.8 billion (Foreign Bonds ¥244.9 billion and Japanese Government Bonds ¥(1.1) billion) and ¥181.7 billion (Foreign Bonds ¥218.1 billion and Japanese Government Bonds ¥(6.0) billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of June 30, 2024 and March 31, 2024 are ¥1,276.5 billion (Foreign Bonds ¥(590.0) billion and Japanese Government Bonds ¥(0.8) billion) and ¥1,408.9 billion (Foreign Bonds ¥(494.8) billion and Japanese Government Bonds ¥0.2 billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of June 30, 2024 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	4,551.9	(221.8)	5.9	227.8	4,045.1	(182.2)	8.7	190.9
MHTB	—	—	—	—	—	—	—	—
Total	4,551.9	(221.8)	5.9	227.8	4,045.1	(182.2)	8.7	190.9
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2024				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	106.1	430.1	430.1	—	106.1	468.9	468.9	—
MHTB	—	—	—	—	—	—	—	—
Total	106.1	430.1	430.1	—	106.1	468.9	468.9	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others.

Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,071.5	(202.1)	1,273.7
Japanese Stocks	2,133.7	0.5	2,133.2
Japanese Bonds	(51.6)	(23.0)	(28.5)
Japanese Government Bonds	0.2	(5.9)	6.2
Other	(1,010.5)	(179.5)	(830.9)
Foreign Bonds	(833.4)	(121.1)	(712.2)
Non-Consolidated
Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	987.2	(203.0)	1,190.3
Japanese Stocks	2,051.7	0.0	2,051.7
Japanese Bonds	(51.6)	(23.0)	(28.6)
Japanese Government Bonds	0.2	(5.9)	6.2
Other	(1,012.7)	(180.0)	(832.7)
Foreign Bonds	(835.0)	(122.0)	(712.9)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	40.5	4.0	36.4
Claims with Collection Risk	717.3	16.6	700.7
Claims for Special Attention	503.5	(11.9)	515.5
Loans Past Due for 3 Months or More	0.7	0.2	0.4
Restructured Loans	502.8	(12.2)	515.0
Sub-total[1]	1,261.4	8.7	1,252.7
Normal Claims	109,235.5	3,854.7	105,380.8
Total[2]	110,497.0	3,863.4	106,633.5
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	112.5	5.2	107.2

	(%)
NPL ratio[1]/[2]	1.14	(0.03)	1.17
Trust Account
	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	2.0	(0.0)	2.1
Total[4]	2.0	(0.0)	2.1

	(%)
NPL ratio[3]/[4]	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	40.5	4.0	36.4
Claims with Collection Risk	717.3	16.6	700.7
Claims for Special Attention	503.5	(11.9)	515.5
Loans Past Due for 3 Months or More	0.7	0.2	0.4
Restructured Loans	502.8	(12.2)	515.0
Sub-total[5]	1,261.4	8.7	1,252.7
Normal Claims	109,237.5	3,854.6	105,382.9
Total[6]	110,499.0	3,863.3	106,635.6
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	112.5	5.2	107.2

	(%)
NPL ratio[5]/[6]	1.14	(0.03)	1.17

Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	30.6	3.9	26.6
Claims with Collection Risk	716.1	7.5	708.6
Claims for Special Attention	498.1	(22.7)	520.9
Loans Past Due for 3 Months or More	0.7	0.2	0.4
Restructured Loans	497.4	(23.0)	520.4
Sub-total[1]	1,244.9	(11.2)	1,256.2
Normal Claims	112,800.9	3,917.1	108,883.7
Total[2]	114,045.8	3,905.8	110,140.0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	110.5	5.2	105.3

	(%)
NPL ratio[1]/[2]	1.09	(0.04)	1.14
Mizuho Bank
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	30.5	3.9	26.5
Claims with Collection Risk	707.1	7.7	699.3
Claims for Special Attention	488.8	(22.9)	511.7
Loans Past Due for 3 Months or More	0.6	0.2	0.4
Restructured Loans	488.1	(23.2)	511.3
Sub-total[3]	1,226.5	(11.1)	1,237.7
Normal Claims	109,986.6	3,976.7	106,009.8
Total[4]	111,213.1	3,965.5	107,247.6
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	110.3	5.2	105.1

	(%)
NPL ratio[3]/[4]	1.10	(0.05)	1.15

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	0.0	0.0
Claims with Collection Risk	9.0	(0.2)	9.2
Claims for Special Attention	9.2	0.1	9.1
Loans Past Due for 3 Months or More	0.0	0.0	—
Restructured Loans	9.2	0.1	9.1
Sub-total[5]	18.3	(0.0)	18.4
Normal Claims	2,812.2	(59.5)	2,871.8
Total[6]	2,830.6	(59.6)	2,890.3
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	0.2	—	0.2

	(%)
NPL ratio[5]/[6]	0.64	0.01	0.63
(Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	2.0	(0.0)	2.1
Total[8]	2.0	(0.0)	2.1

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
MHBK	152,958.9	(1,448.8)	154,407.8
MHTB	2,525.6	(104.5)	2,630.1
Total	155,484.5	(1,553.4)	157,038.0

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
MHBK	118,442.7	(4,491.8)	122,934.6
Individual deposits	48,863.7	619.1	48,244.5
MHTB	2,525.6	(104.5)	2,630.1
Individual deposits	765.8	20.1	745.6
Total	120,968.3	(4,596.4)	125,564.8
Individual deposits	49,629.6	639.3	48,990.2

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2024		As of March 31, 2024
		Change
MHBK	94,774.1	2,890.1	91,884.0
MHTB	2,806.8	(61.3)	2,868.2
Total	97,581.0	2,828.7	94,752.2

Note: Loans to MHFG are included as follows:

As of June 30, 2024:  ¥394.0 billion (from MHBK)

As of March 31, 2024:  ¥631.0 billion (from MHBK)

2-11

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2024 (For the three months)	Change	First Quarter of Fiscal 2023 (For the three months)
Return on Loans and Bills Discounted	1	0.85	0.09	0.75
Cost of Deposits	2	0.01	0.01	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.83	0.08	0.75
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.87	0.10	0.77
Loan and Deposit Rate Margin [4]-[2]	5	0.86	0.08	0.77

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2024 (For the three months)	Change	First Quarter of Fiscal 2023 (For the three months)
Return on Loans and Bills Discounted	6	0.70	0.08	0.62
Cost of Deposits	7	0.02	0.01	0.00
Loan and Deposit Rate Margin [6]-[7]	8	0.68	0.06	0.61
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.70	0.08	0.62
Loan and Deposit Rate Margin [9]-[7]	10	0.68	0.06	0.61
(Reference)
Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2024 (For the three months)	Change	First Quarter of Fiscal 2023 (For the three months)
Return on Loans and Bills Discounted	11	0.84	0.09	0.74
Cost of Deposits	12	0.01	0.01	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.82	0.08	0.74
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.86	0.10	0.76
Loan and Deposit Rate Margin [14]-[12]	15	0.85	0.08	0.76

2-12

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2024 (A)	As of March 31, 2024 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥69,093,811	¥70,442,184	¥(1,348,372)
Call Loans	731,718	779,066	(47,347)
Receivables under Resale Agreements	5,981,200	6,693,619	(712,418)
Guarantee Deposits Paid under Securities Borrowing Transactions	198,068	188,451	9,616
Other Debt Purchased	707,232	707,057	174
Trading Assets	8,756,941	7,027,086	1,729,854
Money Held in Trust	506	505	0
Securities	40,640,089	37,809,325	2,830,763
Loans and Bills Discounted	94,774,169	91,884,028	2,890,140
Foreign Exchange Assets	2,210,078	2,171,460	38,618
Derivatives other than for Trading	6,758,690	9,081,601	(2,322,910)
Other Assets	6,175,273	6,144,905	30,367
Tangible Fixed Assets	840,711	872,336	(31,625)
Intangible Fixed Assets	427,219	404,708	22,510
Prepaid Pension Cost	355,780	336,001	19,779
Deferred Tax Assets	268,758	185,189	83,569
Customers’ Liabilities for Acceptances and Guarantees	12,783,764	11,745,869	1,037,894
Reserves for Possible Losses on Loans	(758,864)	(755,930)	(2,933)

Total Assets	¥249,945,150	¥245,717,469	¥4,227,681

Liabilities
Deposits	¥152,958,933	¥154,407,832	¥(1,448,898)
Negotiable Certificates of Deposit	12,436,005	11,250,486	1,185,518
Call Money	1,923,821	1,009,589	914,232
Payables under Repurchase Agreements	23,308,298	22,254,496	1,053,802
Guarantee Deposits Received under Securities Lending Transactions	168,981	38,776	130,205
Commercial Paper	1,353,856	1,165,988	187,868
Trading Liabilities	6,888,251	5,958,376	929,874
Borrowed Money	14,587,971	14,124,762	463,209
Foreign Exchange Liabilities	1,329,700	1,181,438	148,262
Bonds and Notes	592,566	641,904	(49,338)
Derivatives other than for Trading	8,471,293	10,309,625	(1,838,331)
Other Liabilities	6,610,954	4,596,842	2,014,111
Reserve for Bonus Payments	14,238	38,758	(24,519)
Reserve for Variable Compensation	726	801	(75)
Reserve for Possible Losses on Sales of Loans	9,440	8,645	795
Reserve for Contingencies	8,799	4,105	4,693
Reserve for Reimbursement of Deposits	8,810	9,871	(1,060)
Reserve for Reimbursement of Debentures	24,478	25,125	(646)
Deferred Tax Liabilities for Revaluation Reserve for Land	46,421	57,583	(11,161)
Acceptances and Guarantees	12,783,764	11,745,869	1,037,894

Total Liabilities	243,527,317	238,830,880	4,696,436

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,354,977	2,615,322	(260,344)
Appropriated Reserve	624,534	524,533	100,000
Other Retained Earnings	1,730,443	2,090,788	(360,345)
Retained Earnings Brought Forward	1,730,443	2,090,788	(360,345)

Total Shareholders’ Equity	6,018,435	6,278,779	(260,344)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	649,374	791,974	(142,599)
Net Deferred Hedge Gains (Losses), net of Taxes	(351,566)	(311,045)	(40,520)
Revaluation Reserve for Land, net of Taxes	101,589	126,879	(25,290)

Total Valuation and Translation Adjustments	399,397	607,808	(208,410)

Total Net Assets	6,417,833	6,886,588	(468,755)

Total Liabilities and Net Assets	¥249,945,150	¥245,717,469	¥4,227,681

2-13

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2024 (A)	For the three months ended June 30, 2023 (B)	Change (A) - (B)
Ordinary Income	¥1,697,297	¥1,318,435	¥378,861
Interest Income	1,325,095	1,039,208	285,887
Interest on Loans and Bills Discounted	688,819	606,408	82,411
Interest and Dividends on Securities	192,853	109,345	83,508
Fee and Commission Income	155,703	135,480	20,222
Trading Income	54,685	151	54,533
Other Operating Income	66,467	57,605	8,861
Other Ordinary Income	95,345	85,989	9,356

Ordinary Expenses	1,443,651	1,115,515	328,136
Interest Expenses	1,080,202	828,977	251,224
Interest on Deposits	457,167	372,698	84,469
Fee and Commission Expenses	67,171	53,042	14,128
Trading Expenses	—	4,702	(4,702)
Other Operating Expenses	24,892	6,633	18,258
General and Administrative Expenses	220,476	191,947	28,529
Other Ordinary Expenses	50,909	30,211	20,698

Ordinary Profits	253,645	202,920	50,725

Extraordinary Gains	42,911	20,018	22,892

Extraordinary Losses	2,042	295	1,747

Income before Income Taxes	294,514	222,643	71,871
Income Taxes:
Current	95,118	27,444	67,674
Deferred	(14,974)	34,067	(49,041)

Net Income	¥214,369	¥161,131	¥53,237

2-14